

April 1, 2013

<u>Via Facsimile</u>
Mr. Charles D. McLane, Jr.
Chief Financial Officer
Alcoa Inc.
390 Park Avenue
New York, NY 10022-4608

> **Re: Alcoa Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 1-03610**

Dear Mr. McLane,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 53</u>

1. In future filings, please provide a more comprehensive discussion explaining the reasons for changes in your results of operations. Where you cite multiple reasons for changes, please quantify the individual factors that impacted your results.

Segment Information

Alumina, page 59

2. In future filings, please expand your tabular information presentation to disclose, and also discuss changes in:

    - your average realized price per metric ton of alumina.

    - your average cost per metric ton of alumina.

Primary Metals, page 60

3. In future filings, please expand your tabular information presentation to disclose, and also discuss changes in:

    - your average cost per metric ton of aluminum produced.

Global Rolled Products, page 62

4. In future filings, please expand your tabular information presentation to disclose, and also discuss changes in:

    - your average realized price per metric ton of aluminum sales.

    - your average cost per metric ton of aluminum produced.

Engineered Products and Solutions, page 63

5. In future filings, please expand your tabular information presentation to disclose, and also discuss changes in:

    - your average realized price per metric ton of aluminum sales.

    - your average cost per metric ton of aluminum produced.

Critical Accounting Policies

Goodwill, page 74

6. We note you have performed a qualitative assessment of goodwill impairment for six of your nine reporting units. Please refer to the guidance found in ASC 350-20-35-3C, and tell us how you were able to conclude that it was not more likely than not, that the fair value of your six qualitatively assessed reporting units was less than their carrying amount. In your response, please address the events and circumstances presented in

paragraph 3C as well as any other events and circumstances you may have considered.

Financial Statements

Note A – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page 88

7.   We note in recent reporting periods, you state in your filings that you do not believe your market capitalization compared to total shareholder's equity at period end, is an indication that goodwill is impaired. We note you cite various macro-economic events and circumstances as your basis for conclusion. However, we further note in your stock performance graph on page 50, that you compare your stock performance to the S&P 500 Materials Index. We note the Materials Index and the S&P 500 in general have recovered since 2008, while your stock price has not. We also note your debt ratings provided by the three primary rating agencies for your long-term debt. Please further explain to us why you believe at December 31, 2012, your stock price is not depressed as a result of company specific factors.

8.   We note the amount of goodwill you present in Corporate, please tell us how you allocate this goodwill to your reportable segments, including if there have been any changes in your allocation during the periods presented.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief